Exhibit 99.2

RNS Number:9127X
Wolseley PLC
22 April 2004

NOTIFICATION UNDER THE LISTING RULES - DIRECTORS 16.3(c)

The following options over ordinary shares of 25 pence each in the capital of the Company have, today, been granted to executive directors under the Wolseley Employee Share Purchase Plan 2001 (ESPP):

Director's name	No. of options granted	Option price in pence	Date of grant
C A Banks	372	698.28	22 April 2004
F N Hord	372	698.28	22 April 2004
C A Hornsby	372	698.28	22 April 2004

These options will not become exercisable until April 2005.

Enquiries:

Wolseley plc
0118 929 8700

Mark J White - Group Company Secretary
Guy Stainer - Head of Investor Relations

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